

Cboe

October 22, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Roundhill ETF Trust
Issuer CIK: 0001976517
Issuer File Number: 333-273052 / 811-23887
Form Type: 8-A12B
Filing Date: October 22, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Roundhill ARM WeeklyPay ETF, Roundhill UBER WeeklyPay ETF, Roundhill BABA WeeklyPay ETF and Roundhill COST WeeklyPay ETF under the Exchange Act of 1934.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications

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